Filed by Mid-America Apartment Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonial Properties Trust

Commission File No.: 1-12358

The following is a transcript of public remarks made on August 1, 2013:

Good morning. This is Leslie Wolfgang, Director of Investor Relations for MAA. With me are Eric Bolton, our CEO, Al Campbell, our CFO and Tom Grimes, our COO.

Before we begin with our prepared comments this morning, I want to point out, that as part of the discussion, company management will be making forward-looking statements. Actual results may differ materially from our projections. We encourage you to refer to the safe-harbor language included in yesterday’s press release and our 34-Act filings with the SEC which describe risk factors that may impact future results. These reports, along with a copy of today’s prepared comments, and an audio copy of this morning’s call will be available on our website.

In addition, I want to point out that in this morning’s call management will be making some prepared comments related to the pending merger of MAA and Colonial Properties Trust. However, because we are currently in the SEC review process of the joint proxy statement/prospectus related to the pending merger transaction, management will not be taking questions related to the proposed merger. Q&A at the end of the call will be limited to matters related to our second quarter earnings.

In connection with the proposed transaction, MA will include a definitive joint proxy statement of the company and Colonial in a registration statement filed with the SEC that will also serve as a prospectus for MAA. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus filed with the SEC at the SEC’s website at www.sec.gov or on our website at www.maac.com or by contacting our Investor Relations department at 901-682-6600. Copies of the documents filed by Colonial with the SEC will be available free of charge on Colonial’s website at www.colonialprop.com or by contacting Colonial Investor Relations at 205-250-8700.

MAA and Colonial and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about MAA’s executive officers and directors in the company’s definitive proxy statement filed with the SEC on March 22, 2013. You can find information about Colonial’s executive officers and directors in Colonial’s definitive proxy statement filed with the SEC on March 13, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from MAA or Colonial using the sources indicated.

This shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

I’ll now turn the call over to Eric.

Eric Bolton

Thanks Leslie and good morning everyone. Before getting into a discussion of our results for the quarter, I want to provide a quick update on progress surrounding our merger with Colonial Properties. As Leslie mentioned, we are in the SEC review process of the joint proxy statement and prospectus and we expect to have the definitive Proxy mailed out to shareholders as soon as that process is complete. We continue to believe that we will be able to close the transaction at some point in September.

At this point we are well into preparations for the integration of the two operating platforms. We anticipate having all the appropriate transaction, execution and reporting tasks up and running on a consolidated basis at closing. As outlined in our earlier announcement, we expect the full systems integration process will take place over the course of the next 18 months. Our management team is in full consolidation planning and execution mode and we remain comfortable with the earlier assumptions made surrounding synergy gains and the various benefits to be derived from this combination, which were outlined in our prior announcements and presented at the NAREIT conference back in June. Assuming the transaction closes as expected, when we release our third-quarter results we will be in a position to provide an up-dated earnings outlook for 2013 on a combined company basis. The key take-aways from this morning’s call are that we continue to feel good about the projections provided at the time we announced the merger on June 3rd and that integration work is underway and proceeding very well.

Assuming we are able to close our merger sometime during September, our reported results for the quarter and for full year 2013 will obviously have a number of merger related and one-time transactions included. The merger transaction will be recorded as an acquisition for accounting purposes, which, depending on the exact timing of the close, will potentially require the inclusion of MAA standalone results for a portion of the third quarter, with combined results for the remainder of the quarter. MAA will record acquired assets at market value and incur a significant portion of the total expected deal costs on the closing date. We intend to provide you with clear communication of the details with our third quarter release, which will be following the expected closing date of the merger.

I also want to take a moment to offer my thanks and appreciation to our hard-working associates at both MAA and Colonial. As with most merger transactions there has been a significant amount of work going on, a lot of late nights, and some tough personnel decisions in connection with putting the two organizations together…while also of course staying focused on taking care of our existing residents, properties and operations. Tom Lowder and his management team have been terrific to work with through this process and we look forward to completing the merger and executing on a successful integration. I want to thank all of our associates at both MAA and Colonial for their hard work and service to our residents, to our shareholders and to each other.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which MAA and Colonial Properties Trust operate and beliefs of and assumptions made by MAA management and Colonial Properties Trust management, involve uncertainties that could significantly affect the financial results of MAA or Colonial Properties Trust or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving MAA and Colonial Properties Trust, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by MAA and Colonial Properties Trust from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither MAA nor Colonial Properties Trust undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About This Transaction:

In connection with the proposed transaction, MAA expects to file with the SEC a registration statement on Form S-4 that will include a definitive joint proxy statement of MAA and Colonial Properties Trust that also constitutes a prospectus of MAA. MAA and Colonial Properties Trust also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by MAA and Colonial Properties Trust with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MAA with the SEC will be available free of charge on MAA’s website at www.maac.com or by contacting MAA Investor Relations at 901-682-6600. Copies of the documents filed by Colonial Properties Trust with the SEC will be available free of charge on Colonial Properties Trust’s website at www.colonialprop.com or by contacting Colonial Properties Trust Investor Relations at 205-250-8700.

MAA and Colonial Properties Trust and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about MAA’s executive officers and directors in MAA’s definitive proxy statement filed with the SEC on March 22, 2013. You can find information about Colonial Properties Trust’s executive officers and directors in Colonial Properties Trust’s definitive proxy statement filed with the SEC on March 13, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from MAA or Colonial Properties Trust using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.